  Exhibit 99.1

CANAGOLD RESOURCES LTD.

(formerly, CANARC RESOURCE CORP.)

First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three Months ended March 31, 2021

(Unaudited – Prepared by Management)

Notice of No Auditor Review of
Unaudited Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2021

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canagold Resources Ltd. (formerly, Canarc Resource Corp.) (the “Company”) for the three months ended March 31, 2021 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

		March 31,	December 31,
	Notes	2021	2020

ASSETS

CURRENT ASSETS
Cash		$5,708	$6,117
Marketable securities	6	1,035	1,323
Receivables and prepaids	12	345	297
Total Current Assets		7,088	7,737

NON-CURRENT ASSETS
Mineral property interests	7	16,232	15,820
Equipment	8	84	83
Total Non-Current Assets		16,316	15,903
Total Assets		$23,404	$23,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$315	$324
Deferred royalty liability, current	9(b)	35	35
Lease liability, current	9(c)	38	31
Total Current Liabilities		388	390

LONG TERM LIABILITIES
Deferred royalty liability, long term	9(b)	123	116
Lease liability, long term	9(c)	7	20
Total Long Term Liabilities		130	136
Total Liabilities		518	526

SHAREHOLDERS' EQUITY
Share capital	10(b)	73,660	73,595
Reserve for share-based payments		779	821
Accumulated other comprehensive loss		(1,781)	(2,044)
Deficit		(49,772)	(49,258)
Total Shareholders' Equity		22,886	23,114
Total Liabilities and Shareholders' Equity		$23,404	$23,640

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended March 31,
	Notes	2021	2020

Expenses:
Amortization		$13	$12
Corporate development	11 and 12	3	13
Employee and director remuneration	12	91	82
General and administrative	11 and 12	37	37
Shareholder relations		130	28
Share-based payments	10(c) and 12	23	14

Loss before the undernoted		(297)	(186)

Interest income		4	7
Change in fair value of marketable securities	6	(217)	(33)
Interest and finance charges	9(b) and (c)	(9)	(10)
Mineral property write offs		(1)	-
Foreign exchange gain (loss)		3	(76)

Net loss before income tax		(517)	(298)

Income tax recovery	9(a)	-	1

Net loss for the period		(517)	(297)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		263	(1,335)

Comprehensive loss for the period		$(254)	$(1,632)

Basic and diluted loss per share		$(0.01)	$(0.01)

Weighted average number of shares outstanding		70,363,133	48,532,000

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2019	48,531,936	$67,287	$709	$(2,497)	$(47,578)	$17,921
Private placement	21,000,000	6,373	-	-	-	6,373
Exercise of stock options	576,000	236	(98)	-	-	138
Exercise of share appreciation rights	143,303	59	(49)	-	(10)	-
Share issue expenses	-	(233)	-	-	-	(233)
Finders fee warrants	-	(127)	127	-	-	-
Share-based payments	-	-	170	-	-	170
Cancellation and expiration of stock options	-	-	(38)	-	38	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	453	-	453
Net loss for the year	-	-	-	-	(1,708)	(1,708)
Balance, December 31, 2020	70,251,239	73,595	821	(2,044)	(49,258)	23,114
Exercise of stock options	30,000	14	(6)	-	-	8
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Share issue expenses	-	(5)	-	-	-	(5)
Share-based payments	-	-	23	-	-	23
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	263	-	263
Net loss for the year	-	-	-	-	(517)	(517)
Balance, March 31, 2021	70,386,123	$73,660	$779	$(1,781)	$(49,772)	$22,886

Balance, December 31, 2019	48,531,936	$67,287	$709	$(2,497)	$(47,578)	$17,921
Share-based payments	-	-	14	-	-	14
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	(1,335)	-	(1,335)
Net loss for the year	-	-	-	-	(297)	(297)
Balance, March 31, 2020	48,531,936	$67,287	$723	$(3,832)	$(47,875)	$16,303

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2021	2020

Cash provided from (used by):

Operations:
Loss for the period	$(517)	$(297)
Items not involving cash:
Accrued interest	7	7
Amortization	13	12
Share-based payments	23	14
Change in fair value of marketable securities	217	33
Income tax recovery	-	(1)
	(257)	(232)
Changes in non-cash working capital items:
Receivables and prepaids	(48)	20
Accounts payable and accrued liabilities	(9)	(93)
Cash used by operating activities	(314)	(305)

Financing:
Lease payments	(7)	(9)
Exercise of stock options	8	-
Share issue expenses	(5)	-
Cash used by financing activities	(4)	(9)

Investing:
Proceeds from disposition of marketable securities	86	-
Mineral property interests, net of recoveries	(229)	39
Acquisition of equipment	(12)	-
Cash (used by) provided from investing activities	(155)	39

Unrealized foreign exchange gain (loss) on cash	64	(46)

Decrease in cash	(409)	(321)
Cash, beginning of period	6,117	1,923

Cash, end of period	$5,708	$1,602
Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

		Three Months ended March 31,
	Notes	2021	2020

Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests	7(b)(i)	$-	$95

Fair value allocated to common shares issued on exercise of:
Stock options		6	-
Share appreciation rights		59	-

Income taxes paid		-	-

Interest paid	9(b) and (c)	2	3

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.
Nature of Operations and Going Concern

Canagold Resources Ltd. (formerly, Canarc Resource Corp.) (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

Effective December 8, 2020, the Company changed its name from Canarc Resource Corp. to Canagold Resources Ltd. and consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. All share references presented in these condensed consolidated interim financial statements have been retroactively adjusted to reflect the share consolidation.

The Company has no operating revenues, has incurred a significant net loss of $517,000 for the three months ended March 31, 2021 (March 31, 2020 - $297,000) and has a deficit of $49.8 million as at March 31, 2021 (December 31, 2020 - $49.3 million). In addition, the Company has negative cash flows from operations. These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation

(b)
Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 13, 2021.

(c)
Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)
Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•
Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•
Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive loss.

(e)
Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(e)
Critical accounting estimates and judgements: (continued)

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgement in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgement is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The impact is not expected to have a material impact on these condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(i)
Reference to the Conceptual Framework (Amendments to IFRS 3):

IFRS 3 Business Combinations has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in May 2020. The amendments update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for a business combination.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted if an entity also applies Amendments to References to the Conceptual Framework in IFRS Standards, issued in March 2018, at the same time or earlier.

(ii)
Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16):

IAS 16 Property, Plant and Equipment has been revised to incorporate amendments issued by the IASB in May 2020. The amendments prohibit an entity from deducting from the cost of property, plant and equipment the proceeds from selling items produced before the asset is available for use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(iii)
Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37):

IAS 37 Provisions, Contingent Liabilities and Contingent Assets has been revised to incorporate amendments issued by the IASB in May 2020. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iv)
Annual Improvements to IFRS Standards 2018-2020:

The following standards have been revised to incorporate amendments issued by the IASB in May 2020:

-
IFRS 1 First-time Adoption of International Financial Reporting Standards – The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.
-
IFRS 9 Financial Instruments – The amendment clarifies the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.
-
IAS 41 Agriculture – The amendment removes a requirement to exclude cash flows from taxation when measuring fair value thereby aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(v)
Classification of Liabilities as Current or Non-current (Amendments to IAS 1):

IAS 1 Presentation of Financial Statements has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in January 2020.

The amendments clarify the criterion for classifying a liability as non-current relating to the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(vi)
IFRS 17 Insurance Contracts:

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The new standard applies to insurance contracts an entity issues and reinsurance contracts it holds.

The main features of the new standard are as follows:

●
An entity divides insurance contracts into groups that it will recognize and measure.
●
Groups of insurance contracts are recognized and measured at:
●
a risk-adjusted present value of estimated future cash flows (the fulfillment cash flows); and
●
an amount representing the unearned profit in the group of contracts (the contractual service margin).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(vi)
IFRS 17 Insurance Contracts: (continued)

●
An entity can choose to apply a simplified measurement approach (the premium allocation approach) when certain criteria are met.
●
The profit from a group of insurance contracts is recognized over the period the entity provides insurance coverage and as it is released from risk. If a group of contracts is or becomes loss-making, the loss is recognized in profit or loss immediately.
●
An entity presents separately insurance revenue and insurance service expenses, and insurance finance income or expenses.
●
An entity discloses qualitative and quantitative information about the amounts recognized in its financial statements from insurance contracts, significant judgments and changes in judgments made in applying IFRS 17, and the nature and extent of the risks that arise from insurance contracts.

The new standard supersedes the requirements in IFRS 4 Insurance Contracts.

The new standard is effective for annual periods beginning on or after January 1, 2021, with earlier application permitted for entities that also apply IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

(vii)
IFRIC 23 Uncertainty over Income Tax Treatments:

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

●
An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.
●
Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.
●
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)
Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals LLC (“AIM”). The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)
Financial instruments:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c)
Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.
Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2021.

5.
Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, deferred royalty liability and lease liability as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at March 31, 2021, the Company had a working capital of $6.7 million (December 31, 2020 – $7.3 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2021.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(b)
Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 9(b) and (c)) as at March 31, 2021:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$64	$48	$16	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, March 31, 2021	$64	$48	$16	$-	$-	$285	$35	$105	$105	$40

Accounts payable and accrued liabilities are due in less than 90 days.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	March 31,	December 31,
	2021	2020

Cash	$5,230	$5,622
Marketable securities	1,035	1,323
Receivables	72	87
Accounts payable and accrued liabilities	(286)	(308)
Lease liability	(45)	(51)

Net financial assets (liabilities)	$6,006	$6,673

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(i)
Foreign currency risk: (continued)

Based upon the above net exposure as at March 31, 2021 and assuming all other variables remain constant, a 5% (December 31, 2020 – 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $300,000 (December 31, 2020 - $1.0 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at March 31, 2021 and assuming all other variables remain constant, a net increase or decrease of 50% (December 31, 2020 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $537,000 (December 31, 2020 - $1.1 million).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.
Marketable Securities

	March 31,	December 31,
	2021	2020

Balance, begin of period	$1,323	$104
Fair value of marketable securities received from option on mineral property interests	-	691
Disposition of marketable securities at fair value	(86)	(296)
Change in fair value of marketable securities	(217)	760
Foreign currency translation adjustment	15	64
Balance, end of period	$1,035	$1,323

The quoted market value and fair value of shares of companies was $1.0 million at March 31, 2021 (December 31, 2020 - $1.3 million).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(iv))	(Notes 7(b)(i))	(Note 7(b)(ii))

Acquisition Costs:

Balance, December 31, 2019	$3,914	$361	$20	$31	$5	$2,112	$24	$6,467
Additions	9	-	8	-	-	-	-	17
Recoveries	-	-	(28)	-	-	(513)	-	(541)
Foreign currency translation adjustment	4	7	-	1	-	42	1	55
Write off	-	-	-	(32)	(5)	-	-	(37)
Balance, December 31, 2020	3,927	368	-	-	-	1,641	25	5,961
Additions	13	-	-	-	-	-	-	13
Recoveries	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	2	5	-	-	-	20	1	28
Balance, March 31, 2021	3,942	373	-	-	-	1,661	26	6,002

Deferred Exploration Expenditures:

Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	9,616
Additions	183	361	7	746	-	38	33	1,368
Recoveries	-	-	(200)	-	-	(81)	-	(281)
Foreign currency translation adjustment	162	15	5	7	-	36	21	246
Write off	-	-	-	(1,090)	-	-	-	(1,090)
Balance, December 31, 2020	6,683	1,046	-	-	-	1,573	557	9,859
Additions	207	8	-	-	-	1	1	217
Recoveries	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	115	12	-	-	-	20	7	154
Balance, March 31, 2021	7,005	1,066	-	-	-	1,594	565	10,230

Mineral property interests:
Balance, December 31, 2020	$10,610	$1,414	$-	$-	$-	$3,214	$582	$15,820
Balance, March 31, 2021	10,947	1,439	-	-	-	3,255	591	16,232

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at March 31, 2021 include a reclamation bond for $220,000 (December 31, 2020 - $218,000).

(ii)
Windfall Hills (British Columbia):

In April 2013, the Company acquired 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to the Company on closing of the assignment. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

(iv)
Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per silver (“Au”) oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(iv)
Hard Cash and Nigel (Nunavut): (continued)

The Company terminated the property option agreement in 2020, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

(v)
Eskay Creek property (British Columbia):

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. The Company wrote off the property in 2005.

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a remaining balance of $285,000 remains payable as at March 31, 2021 (December 31, 2020 - $285,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(b)
United States: (continued)

(i)
Fondaway Canyon (Nevada): (continued)

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims in Nevada, USA.

(iii)
Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

(iv)
Lightning Tree (Idaho):

In early July 2020, the Company entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. On September 10, 2020, a definitive mineral property purchase agreement was executed. Over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to the Company. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to the Company.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(c)
Expenditure options:

As at March 31, 2021, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 7(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

Princeton (Note 7(a)(iii)) (3):
Buyout provision for net smelter return of 1%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-

	$3,000	$2,500	$35	150,000

(1)
Advance royalty payments of $285,000 remain payable as at March 31, 2021 with annual payments of $35,000. Pursuant to the option agreement, Getchell is obligated to pay the annual advance royalty (Note 7(b)(i)).

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.
(3)
In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Note 7(a)(iii)).

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(d)
Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)
Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f)
Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2019	$87	$42	$117	$246
Acquisitions	-	4	-	4
Foreign currency translation adjustment	2	1	3	6
Balance, December 31, 2020	89	47	120	256
Acquisitions	-	12	-	12
Foreign currency translation adjustment	1	1	2	4
Balance, March 31, 2021	90	60	122	272

Accumulated amortization:
Balance, December 31, 2019	42	18	58	118
Amortization	16	9	23	48
Foreign currency translation adjustment	2	1	4	7
Balance, December 31, 2020	60	28	85	173
Amortization	4	3	6	13
Foreign currency translation adjustment	1	-	1	2
Balance, March 31, 2021	65	31	92	188

Net book value:
Balance, December 31, 2020	$29	$19	$35	$83
Balance, March 31, 2021	$25	$29	$30	$84

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

9.
Liabilities

(a)
Flow Through Premium Liability

On July 23, 2019, the Company closed a private placement for 4.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.4 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000.

Balance, December 31, 2019	$9
Less:
Income tax recovery	(9)

Balance, December 31, 2020 and March 31, 2021	$-

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Liabilities (continued)

(b)
Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full; a balance of $425,000 was remaining upon the closing of the Membership Agreement in March 2017. (Note 7(b)(i)).

Balance, December 31, 2019	$158
Add:
Interest	28
Less:
Advance royalty payment	(35)

Balance, December 31, 2020	151
Add:
Interest	7
Less:
Advance royalty payment	-

Balance, March 31, 2021	$158

Current portion (1)	$35
Long term portion	123
Balance, March 31, 2021	$158

(1)
Pursuant to the option agreement, Getchell is obligated to pay the annual advance royalty (Note 7(b)(i)).

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Liabilities (continued)

(c)
Lease Liability

The continuity of the lease liability for the three months ended March 31, 2021 is as follows:

Balance, December 31, 2019	$75
Add:
Interest	11
Less:
Payments	(35)

Balance, December 31, 2020	51
Add:
Interest	2
Less:
Payments	(7)
Foreign currency translation	(1)

Balance, March 31, 2021	$45

Current portion	$38
Long term portion	7
Balance, March 31, 2021	$45

10.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.
Effective December 8, 2020, the Company consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. All share references presented in these condensed consolidated interim financial statements have been retroactively adjusted to reflect the share consolidation.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(b)
Issued:

(i)
In January 2021, stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. In February 2021, stock options for 30,000 common shares were exercised for proceeds of $8,300 and fair value of $5,800.

In April 2021, stock options for 80,000 common shares were exercised.

(ii)
In October and November 2020, the Company closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

In 2020, stock options for 576,000 shares were exercised for proceeds of $138,000 and $98,000 was reallocated from reserve for share-based payments to share capital.

Stock options for 280,000 common shares were cancelled for the exercise of share appreciation rights for 143,303 common shares at a fair value of CAD$0.55 per share.

(c)
Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 8,852,339. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(c)
Stock option plan: (continued)

The continuity of outstanding stock options for the three months ended March 31, 2021 is as follows:

	March 31, 2021
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	3,210,000	$0.42
Exercised	(30,000)	$0.35
Cancellation for share appreciation rights	(210,000)	$0.40
Outstanding balance, end of period	2,970,000	$0.42
Exercise price range		$0.25 - $0.55

The following table summarizes information about stock options exercisable and outstanding at March 31, 2021:

				Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Mar 31, 2021	(Number of Years)	(CAD$)	Mar 31, 2021	(Number of Years)	(CAD$)

$0.40	510,000	0.27	$0.40	510,000	0.27	$0.40
$0.50	410,000	1.17	$0.50	410,000	1.17	$0.50
$0.40	520,000	2.25	$0.40	520,000	2.25	$0.40
$0.25	200,000	2.62	$0.28	200,000	2.62	$0.28
$0.35	110,000	2.90	$0.35	110,000	2.90	$0.35
$0.40	60,000	2.97	$0.40	60,000	2.97	$0.40
$0.30	400,000	3.24	$0.30	320,000	3.24	$0.30
$0.50	680,000	4.25	$0.50	340,000	4.25	$0.50
$0.55	80,000	4.39	$0.55	40,000	4.39	$0.55
	2,970,000	2.47	$0.42	2,510,000	2.18	$0.41

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(c)
Stock option plan: (continued)

During the three months ended March 31, 2021, the Company recognized share-based payments of $23,000 (March 31, 2020 - $14,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	March 31,
	2021	2020

Directors and officers	$24	$15
Employees	1	-
Consultants	(2)	(1)

	$23	$14

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

March 31,
	2021	2020

Number of stock options granted	-	-
Fair value of stock options granted (CAD$)	n/a	n/a

Market price of shares on grant date (CAD$)	n/a	n/a
Pre-vest forfeiture rate	n/a	n/a
Risk-free interest rate	n/a	n/a
Expected dividend yield	n/a	n/a
Expected stock price volatility	n/a	n/a
Expected option life in years	n/a	n/a

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2020, the Company granted the following stock options:
-
760,000 stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
-
80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(d)
Warrants:

At March 31, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	March 31, 2021

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (2)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	385,200	-	-	-	385,200

		11,186,824	-	-	-	11,186,824

(1)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

(2)
If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)
As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

(e)
Common shares reserved for issuance as at March 31, 2021:

Number of Shares

Stock options (Note 10(c))	2,970,000
Warrants (Note 10(d))	11,186,824

Common shares reserved for issuance	14,156,824

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Corporate Development and General and Administrative

	Three months ended March 31,
	2021	2020

Corporate Development:
Salaries and remuneration	$3	$8
Travel and transportation	-	5
	$3	$13

General and Administrative:
Audit	$-	$1
Legal	3	2
Office and sundry	22	17
Regulatory	9	8
Rent	3	9
	$37	$37

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2021 and 2020:

			Net balance receivable (payable)
	Three months ended March 31,		March 31,	December 31,
	2021	2020	2021	2020

Key management compensation:
Executive salaries and remuneration (1)	$98	$100	$117	$118
Directors fees	6	(1)	6	-
Share-based payments	24	15	-	-
	$128	$114	$123	$118

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$3	$1	$3	$1

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Aztec Minerals Corp. (“AzMin”), which share one common director, and AzMet.

The above transactions are incurred in the normal course of business. Note 6 for marketable securities held in AzMin and AzMet.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2021
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.
Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	March 31, 2021			December 31, 2020
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$12,386	$3,846	$16,232	$12,024	$3,796	$15,820
Leasehold improvements and equipment	84	-	84	83	-	83

14.
Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at March 31, 2021, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2021	$36
2022	28

$64

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $285,000 remains payable as at March 31, 2021. (Notes 7(b)(i) and 9(b)).

15.
COVID-19

In 2020, the coronavirus global pandemic (“COVID-19”) affected the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy remains uncertain, rapid spread of COVID-19 may have an adverse effect on the Company's financing capabilities. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. It is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements.

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)

CORPORATE INFORMATION

HEAD OFFICE
#810 – 625 Howe Street

Vancouver, BC, Canada, V6C 2T6

Telephone:
(604) 685-9700
Facsimile:
(604) 685-9744

Website:
www.canagoldresources.com

DIRECTORS
Bradford Cooke
Scott Eldridge
Martin Burian
Deepak Malhotra
Andrew Bowering

OFFICERS
Scott Eldridge ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Troy Gill ~ Vice President (Exploration)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND
Computershare Investor Services Inc.
TRANSFER AGENT
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS
Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND
Maxis Law Corporation
REGISTERED OFFICE
#910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED
Trading Symbols
TSX:
CCM
OTC-QB:
CRCUF
DBFrankfurt:
CAN

Canagold Resources Ltd. (formerly, Canarc Resource Corp.)